

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

September 28, 2015

Stephen L. Gurba
Chief Executive Officer
Bulova Technologies Group, Inc.
12645 49th Street North
Clearwater, Florida 33762

Re: **Bulova Technologies Group, Inc.**
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed January 13, 2014
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed January 14, 2015
File No. 000-09358

Dear Mr. Gurba:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief